

Mail Stop 3628

October 26, 2018

<u>Via E-mail</u>
Ian Smith
Chief Executive Officer
BMW Auto Leasing LLC
300 Chestnut Ridge Road
Woodcliff Lake, New Jersey 07677

> **Re: BMW Auto Leasing LLC**
> **Registration Statement on Form SF-3**
> **Filed October 1, 2018**
> **File No. 333-227645**

Dear Mr. Smith:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form of Prospectus</u>

<u>BMW FS' Lease Financing Program—Underwriting, page 66</u>

1.   We note your disclosure that the payment-to-income ratio is calculated "by dividing the related monthly lease payment by the gross monthly income of the applicant and any co-applicant, to the extent reported by such applicant and any co-applicant in the related application." Please revise your disclosure to clarify whether, in determining gross monthly income for purposes of calculating the payment-to-income ratio, you rely solely on the gross monthly income reported by the applicant, or whether you consider any other factors or perform any adjustments to the applicant's self-reported gross monthly income (e.g., based on information obtained during any income verification process).

Description of the Notes—Asset Representations Review, page 92

2.   We note that you have included a two-pronged voting threshold for an investor vote to direct an asset representations review, which effectively imposes an asset review quorum requirement: "If, by that voting deadline, votes in favor of an Asset Representations Review have been cast by Noteholders representing at least a majority of the Note Balance held by voting Noteholders, <u>and such affirmative votes represent votes by Noteholders holding at least 5% of the Note Balance</u> . . . ." While we do not object to a 5% quorum requirement, as such requirement would align with the permissible restriction under the shelf provision of requiring no more than 5% of the total interest in the pool to initiate a vote, the quorum requirement may not be set higher than 5% of the total interest in the pool. Please revise your disclosure and your transaction documents to clarify that any such asset review quorum will not exceed 5% of the total interest in the pool in any offering conducted off of this registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202) 551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Chief, Office of Structured Finance

cc: Margaret Collins
        BMW Financial Services NA, LLC

        Reed D. Auerbach
        Morgan, Lewis & Bockius LLP